UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Italian Pasta Company

(Name of Issuer)

Class A Common Stock, Par Value $0.001

(Title of Class of Securities)

027070101

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Securities, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394 0550

Douglas C. Gessner P.C.

James S. Rowe

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027070101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,123,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,123,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 027070101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,123,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,123,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 027070101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,123,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,123,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 027070101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,123,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,123,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 027070101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,123,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,123,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 027070101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,123,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,123,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 027070101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,123,700 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,123,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,700 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 hereby amends the Statement on Schedule 13D (the "Schedule 13D") previously filed on April 21, 2006, by SCSF Equities, LLC, a Delaware limited liability company ("SCSF Equities"), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation ("Sun Offshore Fund"), Sun Capital Securities Fund, LP, a Delaware limited partnership ("Sun Securities Fund"), Sun Capital Securities Advisors, LP, a Delaware limited partnership ("Sun Advisors"), Sun Capital Securities, LLC, a Delaware limited liability company ("Sun Capital Securities"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") (collectively, the "Reporting Persons") with respect to the Class A Common Stock, par value $0.001 per share (the “Common Stock”) of American Italian Pasta Company, a Delaware corporation (the “Issuer”) as follows:

Item 5.	Interest in Securities of the Issuer
(a) - (b)

On May 24, 2006 the Reporting Persons purchased shares of Common Stock increasing the total number of shares owned by the Reporting Persons to 2,123,700 shares of Common Stock or approximately 11.5 % of the Issuer's outstanding Common Stock.

(c)

Except for the transactions described herein and those referenced in the Schedule 13D filed on April 21, 2006, by SCSF Equities, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.  Since April 21, 2006, the lowest price per share which the transactions were effected was at $ 7.13 per share and the highest price per share which the transactions were effected was at $ 7.90 per share.  The initial date which the transactions that are the subject of this filing were effected was April 24, 2006 and the final date which the transactions that are the subject of this filing were effected was May 24, 2006.  The transactions were primarily effected through trades in the open market on the New York Stock Exchange, however the shares acquired May 24, 2006 were acquired through a single transaction with a nationally recognized broker/dealer.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Joint Filing Agreement, dated May 24, 2006, by and among each of the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2006
SCSF Equities, LLC

	By:	/s/ Marc Leder
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	/s/ Marc Leder
Name: Marc J. Leder
Its: Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	/s/ Marc Leder
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	/s/ Marc Leder
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities, LLC

	By:	/s/ Marc Leder
Name: Marc J. Leder
Its: Co-CEO

/s/ Marc Leder

/s/ Rodger Krouse